Exhibit 99.1

Exhibit 99.1 - CONSOLIDATED FINANCIAL STATEMENTS

                           Zarlink Semiconductor Inc.
                           CONSOLIDATED BALANCE SHEETS
         (In millions of U.S. dollars, except share amounts, U.S. GAAP)
                                   (Unaudited)

                                                                                Sept. 26,            March 28,
                                                                                ---------            ---------
                                                                                   2008                 2008
ASSETS
Current assets:
    Cash and cash equivalents                                                    $ 45.9               $ 42.4
    Short-term investments                                                          0.2                  0.2
    Restricted cash and cash equivalents                                           15.5                 17.3
    Trade accounts receivable - less allowance for doubtful
      accounts of $0.2 (March 28, 2008 - $Nil)                                     30.6                 23.4
    Other accounts receivable - less allowance for doubtful
      accounts of $0.2 (March 28, 2008 - $0.3)                                      8.5                 10.0
    Inventories                                                                    27.8                 28.8
    Prepaid expenses and other                                                      6.7                  8.2
    Deferred tax assets - current portion                                           1.1                  1.3
    Current assets held for sale                                                    3.1                  3.1
                                                                                 ------               ------
                                                                                  139.4                134.7

Fixed assets - net of accumulated depreciation of
    $59.0 (March 28, 2008 - $58.8)                                                 13.4                 14.7
Deferred income tax assets - net                                                    6.6                  7.5
Goodwill                                                                           46.9                 46.9
Intangible assets - net                                                            52.8                 56.5
Other assets                                                                        3.2                  3.6
                                                                                 ------               ------
                                                                                 $262.3               $263.9
                                                                                 ======               ======
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Trade accounts payable                                                       $ 17.5               $ 13.3
    Employee-related payables                                                      10.4                 12.7
    Income and other taxes payable                                                  0.4                  0.4
    Current portion of provisions for exit activities                               1.1                  3.5
    Other accrued liabilities                                                       8.0                  9.6
    Deferred credits                                                                2.5                  0.6
    Deferred income tax liabilities - current portion                                --                  0.1
                                                                                 ------               ------
                                                                                   39.9                 40.2

Long-term debt - convertible debentures                                            76.2                 77.4
Long-term portion of provisions for exit activities                                 0.3                  0.4
Pension liabilities                                                                17.8                 19.9
Deferred income tax liabilities - long-term portion                                  --                  0.2
Long-term accrued income taxes                                                      7.2                 10.9
Other long-term liabilities                                                         0.9                  0.8
                                                                                 ------               ------
                                                                                  142.3                149.8
                                                                                 ------               ------
Redeemable preferred shares, unlimited shares authorized;
    non-voting; 1,104,000 shares issued and outstanding
    (March 28, 2008 - 1,148,800)                                                   14.1                 14.7
                                                                                 ------               ------

Commitments and contingencies (Note 10)

Shareholders' equity:
    Common shares, unlimited shares authorized; no
      par value; 125,425,682 shares issued and
      outstanding (March 28, 2008 - 127,345,682)                                  756.9                768.5
    Additional paid-in capital                                                     15.6                  5.1
    Deficit                                                                      (631.2)              (638.4)
    Accumulated other comprehensive loss                                          (35.4)               (35.8)
                                                                                 ------               ------
                                                                                  105.9                 99.4
                                                                                 ------               ------
                                                                                 $262.3               $263.9
                                                                                 ======               ======

        (See accompanying notes to the consolidated financial statements)

                           Zarlink Semiconductor Inc.
                    CONSOLIDATED STATEMENTS OF INCOME (LOSS)
       (In millions of U.S. dollars, except per share amounts, U.S. GAAP)
                                  (Unaudited)

                                                                            Three Months Ended                 Six Months Ended
                                                                        --------------------------        --------------------------
                                                                        Sept. 26,        Sept. 28,        Sept. 26,        Sept. 28,
                                                                          2008             2007             2008             2007
                                                                        ---------        ---------        ---------        ---------
Revenue                                                                  $  61.8          $  49.6          $ 122.3          $  80.2
Cost of revenue                                                             31.2             27.0             64.1             44.4
                                                                         -------          -------          -------          -------
Gross margin                                                                30.6             22.6             58.2             35.8
                                                                         -------          -------          -------          -------
Expenses:
  Research and development                                                  11.2             12.0             23.2             20.8
  Selling and administrative                                                13.6             13.6             26.0             23.5
  Acquired in-process R&D                                                     --             20.3               --             20.3
  Amortization of intangible assets                                          1.9              1.2              3.7              1.4
  Contract impairment and other                                               --              0.7               --              1.2
                                                                         -------          -------          -------          -------
                                                                            26.7             47.8             52.9             67.2
                                                                         -------          -------          -------          -------
Operating income (loss)                                                      3.9            (25.2)             5.3            (31.4)

  Gain on sale of Mitel investment                                            --             12.9               --             12.9
  Gain on sale of assets                                                      --               --              0.9               --
  Interest income                                                            0.3              0.9              0.7              2.4
  Interest expense                                                          (1.1)            (0.7)            (2.3)            (0.7)
  Amortization of debt issue costs                                          (0.2)            (0.1)            (0.4)            (0.1)
  Foreign exchange gain (loss)                                               1.9             (3.5)             1.6             (3.8)
                                                                         -------          -------          -------          -------
Income (loss) before income taxes                                            4.8            (15.7)             5.8            (20.7)
  Income tax recovery (expense)                                              2.4             (0.2)             2.5             (0.2)
                                                                         -------          -------          -------          -------
Net income (loss)                                                        $   7.2          $ (15.9)         $   8.3          $ (20.9)
                                                                         =======          =======          =======          =======

Net income (loss) attributable to common
    shareholders after preferred share
    dividends and premiums on preferred share
    repurchases                                                          $   6.5          $ (16.7)         $   6.9          $ (22.8)
                                                                         =======          =======          =======          =======

Net income (loss) per common share:
  Basic and diluted                                                      $  0.05          $ (0.13)         $  0.05          $ (0.18)
                                                                         =======          =======          =======          =======

Weighted-average number of common shares
  outstanding (millions):
    Basic                                                                  125.6            127.3            126.4            127.3
                                                                         =======          =======          =======          =======
    Diluted                                                                157.7            127.3            158.6            127.3
                                                                         =======          =======          =======          =======

        (See accompanying notes to the consolidated financial statements)

                           Zarlink Semiconductor Inc.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                    (In millions of U.S. dollars, U.S. GAAP)
                                   (Unaudited)

                                                                           Three Months Ended                 Six Months Ended
                                                                        -------------------------        -------------------------
                                                                        Sept. 26,       Sept. 28,        Sept. 26,       Sept. 28,
                                                                          2008            2007             2008            2007
                                                                        ---------       ---------        ---------       ---------
CASH PROVIDED BY (USED IN)
Operating activities:
Net income (loss)                                                        $  7.2          $(15.9)          $  8.3          $(20.9)
  Depreciation of fixed assets                                              1.2             1.5              2.4             2.7
  Amortization of intangible assets                                         1.9             1.2              3.7             1.4
  Stock compensation expense                                                0.5             0.5              1.0             1.0
  Other non-cash changes in operating activities                           (0.9)           10.9             (1.2)           10.9
  Deferred income taxes                                                     1.0             1.8              0.9             1.4
  Decrease (increase) in working capital:
     Trade accounts and other receivables                                  (2.9)           (5.3)            (5.7)           (3.6)
     Inventories                                                            0.6            (1.0)             1.0            (2.3)
     Prepaid expenses and other                                             0.2            (0.9)             1.5            (0.6)
     Payables and other accrued liabilities                                (2.1)            1.8             (4.8)           (2.1)
     Deferred credits                                                       2.3             1.2              2.0             1.1
                                                                         ------          ------           ------          ------
Total                                                                       9.0            (4.2)             9.1           (11.0)
                                                                         ------          ------           ------          ------

Investing activities:
  Acquisition of business                                                    --          (135.9)              --          (135.9)
  Matured short-term investments                                             --             3.3               --             3.3
  Expenditures for fixed assets                                            (0.7)           (1.7)            (2.3)           (2.4)
  Proceeds from sale of investment                                           --            12.9               --            12.9
  Proceeds from disposal of fixed assets                                     --              --              1.0              --
                                                                         ------          ------           ------          ------
Total                                                                      (0.7)         (121.4)            (1.3)         (122.1)
                                                                         ------          ------           ------          ------

Financing activities:
  Increase in long-term debt                                                 --            74.5               --            74.5
  Payment of dividends on preferred shares                                 (0.6)           (0.6)            (1.1)           (1.2)
  Repurchase of preferred shares                                           (0.4)           (1.1)            (0.9)           (1.6)
  Repurchase of common shares                                              (1.0)             --             (1.8)             --
  Debt issue costs                                                           --            (3.5)              --            (3.5)
                                                                         ------          ------           ------          ------
Total                                                                      (2.0)           69.3             (3.8)           68.2
                                                                         ------          ------           ------          ------

Effect of currency translation on cash                                     (0.5)            1.1             (0.5)            1.2
                                                                         ------          ------           ------          ------

Increase (decrease) in cash and cash equivalents                            5.8           (55.2)             3.5           (63.7)

Cash and cash equivalents, beginning of period                             40.1           102.8             42.4           111.3
                                                                         ------          ------           ------          ------

Cash and cash equivalents, end of period                                 $ 45.9          $ 47.6           $ 45.9          $ 47.6
                                                                         ======          ======           ======          ======

        (See accompanying notes to the consolidated financial statements)

                           Zarlink Semiconductor Inc.
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                    (In millions of U.S. dollars, U.S. GAAP)
                                   (Unaudited)

                                                     Common Shares
                                                 ---------------------                                 Accumulated
                                                                            Additional                    Other           Total
                                                   Number                     Paid-in                 Comprehensive   Shareholders'
                                                 (millions)     Amount        Capital     Deficit         Loss           Equity
                                                 ----------     ------      ----------    --------    -------------   -------------
Balance, March 30, 2007                             127.3       $768.5        $  4.3      $(587.6)       $(34.3)         $150.9
Net loss                                               --           --            --         (5.0)           --            (5.0)
Unrealized net derivative gain on cash
    flow hedges                                        --           --            --           --           0.1             0.1
                                                                                                                         ------
Comprehensive loss                                     --           --            --           --            --            (4.9)
                                                                                                                         ------
Stock compensation expense                             --           --           0.5           --            --             0.5
Preferred share dividends                              --           --            --         (0.6)           --            (0.6)
Premiums on preferred share repurchases                --           --          (0.5)          --            --            (0.5)
                                                   ------       ------        ------      -------        ------          ------
Balance, June 29, 2007                              127.3       $768.5        $  4.3      $(593.2)       $(34.2)         $145.4

Net loss                                               --           --            --        (15.9)           --           (15.9)
Unrealized net derivative gain on cash
   flow hedges                                         --           --            --           --           0.1             0.1
                                                                                                                         ------
Comprehensive loss                                     --           --            --           --            --           (15.8)
                                                                                                                         ------
Stock compensation expense                                                       0.5                                        0.5
Preferred share dividends                              --           --            --         (0.6)           --            (0.6)
Premiums on preferred share repurchases                --           --          (0.2)          --            --            (0.2)
                                                   ------       ------        ------      -------        ------          ------
Balance, Sept. 28, 2007                             127.3       $768.5        $  4.6      $(609.7)       $(34.1)         $129.3
                                                   ======       ======        ======      =======        ======          ======

Balance, March 28, 2008                             127.3       $768.5        $  5.1      $(638.4)       $(35.8)         $ 99.4
Net income                                             --           --            --          1.1            --             1.1
                                                                                                                         ------
Comprehensive Income                                   --           --            --           --            --             1.1
                                                                                                                         ------
Common share repurchase                              (0.9)        (5.4)          4.6           --            --            (0.8)
Stock compensation expense                             --           --           0.5           --            --             0.5
Preferred share dividends                              --           --            --         (0.5)           --            (0.5)
Premiums on preferred share repurchases                --           --          (0.2)          --            --            (0.2)
                                                   ------       ------        ------      -------        ------          ------
Balance, June 27, 2008                              126.4       $763.1        $ 10.0      $(637.8)       $(35.8)         $ 99.5

Net income                                             --           --            --          7.2            --             7.2
Minimum pension liability                              --           --            --           --           0.4             0.4
                                                                                                                         ------
Comprehensive Income                                   --           --            --           --            --             7.6
                                                                                                                         ------
Common share repurchase                              (1.0)        (6.2)          5.2           --            --            (1.0)
Stock compensation expense                             --           --           0.5           --            --             0.5
Preferred share dividends                              --           --            --         (0.6)           --            (0.6)
Premiums on preferred share repurchases                --           --          (0.1)          --            --            (0.1)
                                                   ------       ------        ------      -------        ------          ------
Balance, Sept. 26, 2008                             125.4       $756.9        $ 15.6      $(631.2)       $(35.4)         $105.9
                                                   ======       ======        ======      =======        ======          ======

        (See accompanying notes to the consolidated financial statements)

                           Zarlink Semiconductor Inc.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
  (In millions of U.S. dollars, except share and per share amounts, U.S. GAAP)
                                   (Unaudited)

1.    Basis of presentation

      These unaudited interim consolidated financial statements have been prepared by Zarlink Semiconductor Inc. ("Zarlink" or "the Company") in United States ("U.S.") dollars, unless otherwise stated, and in accordance with accounting principles generally accepted in the U.S. for interim financial statements. Accordingly, these interim consolidated financial statements do not include all information and footnotes required by generally accepted accounting principles ("GAAP") for complete financial statements. In the opinion of management of the Company, the unaudited interim consolidated financial statements reflect all adjustments, which consist of normal and recurring adjustments, necessary to present fairly the financial position at September 26, 2008, and the results of operations and cash flows of the Company for the three and six month periods ended September 26, 2008, and September 28, 2007, in accordance with U.S. GAAP, applied on a consistent basis. The consolidated financial statements include the accounts of Zarlink and its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated.

      The balance sheet at March 28, 2008, has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the financial statements and notes thereto contained in the Company's Annual Report on Form 20-F for the year ended March 28, 2008. The Company's fiscal year-end is the last Friday in March.

      The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year or future periods.

      The Company has aggregated its operating segments under the criteria set forth in Financial Accounting Standards Board ("FASB") Statement No. 131, Disclosures about Segments of an Enterprise and Related Information, and is viewed as a single reporting segment, thus no business segment information is being disclosed.

2.    Recently issued accounting pronouncements

      In May 2008, the FASB issued FASB Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles ("SFAS 162"), which identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. SFAS 162 is effective 60 days following the Securities Exchange Commission approval of the Public Company Accounting Oversight Board amendments to AU
      Section 411, The Meaning of Present Fairly in Conformity with GAAP. The Company does not expect the adoption of SFAS 162 to have an impact on the Company's consolidated financial position, results of operations or cash flows.

      In April 2008, the FASB issued FASB Staff Position No. 142-3, Determination of the Useful Life of Intangible Assets ("FSP 142-3"). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets. The Company is required to adopt FSP 142-3 in the first quarter of Fiscal 2010. The requirements of this FSP 142-3 are to be applied prospectively to intangible assets acquired after the effective date. As a result, the Company does not expect the adoption of FSP 142-3 to have a material impact on its financial position or results of operations.

      In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, Disclosures About Derivative Instruments and Hedging Activities ("FAS 161"). The new standard requires enhanced disclosures to help investors better understand the effect of an entity's derivative instruments and related hedging activities on its financial position, financial performance, and cash flows. The Company is required to adopt FAS 161 in the first quarter of Fiscal 2010. The Company does not expect the adoption of FAS 161 to have a material impact on its financial disclosure.

      In September 2006, the FASB issued FAS No. 157, Fair Value Measurements ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. In February 2008, the FASB amended FAS 157 by issuing FASB Staff Position 157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13 ("FSP 157-1"). In February 2008, the FASB also issued FASB Staff Position 157-2, Effective Date of FASB Statement No. 157 ("FSP 157-2"). FSP 157-1 amends FAS 157 to exclude fair value requirements on leases. FSP 157-2 delays the effective date of FAS 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to Fiscal years beginning after November 15, 2008. The Company adopted certain provisions of FAS 157, effective March 29, 2008 (see also Note 3). As a result of the amendments of FSP 157-1 and FSP 157-2, the Company has not assessed the fair value impact on its goodwill, intangible assets, provision for exit activities and leases. The Company is currently evaluating the effect that the adoption of the provisions deferred by FSP 157-1 and FSP 157-2 will have on its financial position and results of operations.

      In February 2007, the FASB issued FAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities--Including an Amendment of FASB Statement No. 115 ("FAS 159"). FAS 159 permits entities to elect to measure many financial instruments and certain other items at fair value. In the first quarter of Fiscal 2009, the Company adopted FAS 159 but did not elect the fair value option for any assets or liabilities which were not previously carried at fair value. Accordingly, the adoption of FAS 159 had no impact on the Company's consolidated financial statements.

      In June 2007, the FASB ratified the consensus reached by the Emerging Issues Task Force on Issue No. 07-3, Accounting for Advance Payments for Goods or Services Received for Use in Future Research and Development Activities ("EITF 07-3"). EITF 07-3 indicates that non-refundable advance payments for future R&D activities should be deferred and capitalized until the goods have been delivered (assuming the goods have no alternative future use) or the related services have been performed. EITF 07-3 also indicates that companies should assess deferred R&D costs for recoverability. Companies are required to adopt EITF 07-3 for new contracts entered into in Fiscal years beginning after December 15, 2007. Earlier application is not permitted. The Company adopted EITF 07-3 in the first quarter of Fiscal 2009. The adoption of this standard did not have a material impact on the Company's financial position or results of operations.

      In December 2007, the FASB issued FAS No. 141 (revised 2007), Business Combinations ("FAS 141(R)"). This statement significantly changes the accounting for acquisitions, both at the acquisition date and in subsequent periods; however, certain requirements of the statement regarding income taxes will impact the disclosure and accounting of our previously completed acquisitions. FAS 141(R) is effective for public companies for Fiscal years beginning on or after December 15, 2008. FAS 141(R) will be applied prospectively and early adoption is prohibited. The Company is required to adopt FAS 141(R) in the first quarter of Fiscal 2010. After the effective date of FAS 141(R), the Company may be required to make an adjustment to income tax expense for changes in the valuation allowance for acquired deferred tax assets and to recognize changes in the acquired income tax positions in accordance with FASB Interpretation No. 48 ("FIN 48"). Previously, these amounts would be charged to goodwill or other intangible assets. The Company is not able to quantify the tax impact of this standard at this time. With the exception of the tax implications of FAS 141(R) the Company does not expect the adoption of FAS 141(R) to have any other material impact on its financial position or results of operations.

3.    Fair Value Measurements

      The Company adopted FAS 157 as of March 29, 2008. FAS 157 applies to certain assets and liabilities that are being measured and reported on a fair value basis. FAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosure about fair value measurements. This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that financial assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

      Level 1: Quoted market prices in active markets for identical assets or liabilities.

      Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

      Level 3: Unobservable inputs that are not corroborated by market data.

      Assets/Liabilities Measured at Fair Value on a Recurring Basis

                                                           Fair Value Measurement at Reporting Date
                                            -----------------------------------------------------------------------
                                               Quoted
                                             Prices in
                                              Active          Significant
                                            Markets for          Other               Significant
                                             Identical        Observable             Unobservable
                                            Instruments          Inputs                 Inputs             Total
                                             (Level 1)         (Level 2)               (Level 3)          Balance
                                            -----------       -----------             -----------       -----------
      Assets
      Short Term Investment                 $       0.2       $        --             $        --       $       0.2
      Restricted cash                              15.5                --                      --              15.5
                                            -----------       -----------             -----------       -----------
                                            $      15.7       $        --             $        --       $      15.7
                                            ===========       ===========             ===========       ===========

      Liabilities
      Foreign exchange contracts            $        --       $       0.1             $        --       $       0.1
                                            -----------       -----------             -----------       -----------
                                            $        --       $       0.1             $        --       $       0.1
                                            ===========       ===========             ===========       ===========

      The Company's financial instruments include cash and cash equivalents, short-term investments, restricted cash and cash equivalents, trade and other accounts receivable, trade accounts payable, other accrued liabilities, foreign exchange forward and option contracts ("foreign exchange contracts"), preferred shares and long-term debt. Due to the short-term maturity of cash and cash equivalents, short-term investments, restricted cash and cash equivalents, trade and other accounts receivable, trade accounts payable and other accrued liabilities, the carrying values of these instruments are reasonable estimates of their fair value. The fair value of the foreign exchange contracts reflect the estimated amount that the Company would receive or would have been required to pay if forced to settle all outstanding contracts at period-end. This fair value represents a point-in-time estimate that may not be relevant in predicting the Company's future earnings or cash flows. The fair value of all the Company's financial instruments approximates their carrying value with the exception of the long-term debt and preferred shares.

      Fair value of financial instruments not accounted for at fair value but that are traded in active markets are as follows:

                                                     Carrying Value   Fair Value
                                                     --------------   ----------
      Long-term debt - convertible debentures            $ 76.2         $ 41.9
      Redeemable preferred shares                          14.1           13.9

      See also note 7 and note 11 for additional disclosure on these balance sheet items.

4.    Inventories

                                                         Sept. 26,    March 28,
                                                            2008        2008
                                                         ---------    ---------
      Raw materials                                        $ 2.7       $ 2.0
      Work-in-process                                       16.7        16.8
      Finished goods                                         8.4        10.0
                                                           -----       -----
                                                           $27.8       $28.8
                                                           =====       =====

5.    Goodwill and other intangible assets

      The Company acquired the optical in/out ("I/O") business of Primarion Inc. ("Primarion") in Fiscal 2007 and the shares of Legerity Holdings Inc. ("Legerity") in Fiscal 2008. The intangible asset values related to these acquisitions are as follows:

                                                                   Sept. 26, 2008                            March 28, 2008
                                                         ----------------------------------        ---------------------------------
                                                                    Accumulated                               Accumulated
                                                          Cost      Amortization      Net           Cost      Amortization      Net
                                                         -----      ------------     -----         -----      ------------     -----
      Proprietary technology                             $38.3         $(5.8)        $32.5         $38.3         $(3.4)        $34.9
      Customer relationships                              23.1          (2.9)         20.2          23.1          (1.7)         21.4
      Non-competition agreements                           0.5          (0.4)          0.1           0.5          (0.3)          0.2
                                                         -----         -----         -----         -----         -----         -----
      Total                                              $61.9         $(9.1)        $52.8         $61.9         $(5.4)        $56.5
                                                         =====         =====         =====         =====         =====         =====

      Total amortization expense in the three and six-month periods ended September 26, 2008 was $1.9 and $3.7, respectively, as compared to $1.2 and $1.4 for the same periods in Fiscal 2008.

      Estimated future amortization expense related to these intangible assets is expected to be as follows: 2009 - $3.7; 2010 - $7.2; 2011 - $7.1; 2012
      - $7.1; 2013 - $7.1; thereafter - $20.6.

      The acquired intangible assets are being amortized straight-line over their weighted average useful lives as follows:

      Proprietary technology                           4 to 8 years
      Customer relationships                           6 to 10 years
      Non-competition agreements                       3 years
      Total (weighted-average life)                    8.6 years

      As at September 26, 2008, the Company has goodwill of $46.9 (March 28, 2008 - $46.9) related to these acquisitions. In accordance with FAS 142, Goodwill and Other Intangible Assets, goodwill is not amortized, however is reviewed annually for impairment, or more frequently if impairment indicators arise. Approximately $53.4 of the Company's goodwill is expected to be deductible for tax purposes.

6.    Provisions for exit activities

      Workforce Reductions

      During the three and six month periods ended September 26, 2008, the Company continued with the integration of Legerity, which resulted in severance costs of $0.5 and $1.4, respectively. The workforce reductions incurred related to the planned termination of approximately 35 employees over the six month period.

      Lease and Contract Settlement

      In the first and second quarter of Fiscal 2009, the Company did not incur any charges related to lease and contract settlements. The Company drew down the provision, recorded in Fiscal 2008, with cash payments in the first half of the year totaling $1.7.

      Restructuring Provisions Continuity

      The following table summarizes the continuity of these restructuring provisions for the three and six month periods ended September 26, 2008:

                                                             Workforce        Lease and contract
                                                             Reduction            settlement             Total
                                                             ---------        ------------------        -------
      Balance, March 28, 2008                                   $1.6                 $2.3                 $3.9
        Charges                                                  0.9                   --                  0.9
        Cash drawdowns                                          (0.7)                (0.5)                (1.2)
                                                                ----                 ----                 ----
      Balance, June 27, 2008                                     1.8                  1.8                  3.6
        Charges                                                  0.5                   --                  0.5
        Cash drawdowns                                          (1.4)                (1.2)                (2.6)
        Non-cash drawdowns                                      (0.1)                  --                 (0.1)
                                                                ----                 ----                 ----
      Balance, September 26, 2008                                0.8                  0.6                  1.4
      Less: Long-term portion                                     --                 (0.3)                (0.3)
                                                                ----                 ----                 ----
      Current portion of provisions for
        exit activities as at
        September 26, 2008                                      $0.8                 $0.3                 $1.1
                                                                ====                 ====                 ====

      The lease and contract settlements of $0.6 relate to the plans implemented from Fiscal 2002 to 2008, and will be paid over the lease terms, which expire between 2008 and 2012, unless settled earlier. The severance payments of $0.8 will substantially be paid out by the end of Fiscal 2009.

7.    Long-term debt - convertible debenture

      During the second quarter of Fiscal 2008, the Company partially funded the acquisition of Legerity through the issuance of convertible debentures of $74.5 ($78.8 million Cdn). This offering was completed by August 30, 2007. The convertible debentures bear interest at a rate of 6% per annum, and are repayable on September 30, 2012. The long-term debt is convertible under certain conditions, at the option of the holder, into 32.1 million common shares at a conversion price of $2.37 ($2.45 Cdn) per share.

      As a result of the long-term debt being denominated in Canadian dollars, while the Company's functional currency is the U.S. dollar, the Company is required to revalue the debentures into U.S. dollars at the period-end market rate. As a result of this revaluation, the Company incurs non-cash foreign currency gains or losses. As at September 26, 2008 the convertible debentures have a carrying-value of $76.2. See also note 3 for fair value disclosure.

8.    Sale of assets

      On May 20, 2008, the Company sold excess land in Swindon, U.K. The proceeds from the sale of land was $1.0 (0.5 million British pounds), resulting in a gain on sale of $0.9, net of transaction costs in the first quarter of Fiscal 2009.

9.    Guarantees

      Performance guarantees are contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an obligating agreement. The Company has an outstanding performance guarantee related to a managed services agreement ("project agreement") undertaken by the Communications Systems business ("Systems"), which is now operated as Mitel Networks Corporation ("Mitel"). This performance guarantee remained with the Company following the sale of the Systems business. The project agreement and the Company's performance guarantee extend until July 31, 2012. The terms of the project agreement continue to be fulfilled by Mitel. The maximum potential amount of future undiscounted payments the Company could be required to make under the guarantee, at September 26, 2008, was $36.8 (20.0 million British pounds), assuming the Company is unable to secure the completion of the project. The Company was not aware of any factors as at September 26, 2008 that would prevent the project's completion under the terms of the agreement. In the event that Mitel is unable to fulfill the commitments of the project agreement, the Company believes that an alternate third-party contractor could be secured to complete the agreement requirements. The Company has not recorded a liability in its consolidated financial statements associated with this guarantee.

      In connection with the sale of the Systems business, the Company provided to the purchaser certain income tax indemnities with an indefinite life and with no maximum liability for the taxation periods up to February 16, 2001, the closing date of the sale. As at September 26, 2008, the Company does not expect these tax indemnities to have a material impact on its consolidated financial statements.

      The Company periodically has entered into agreements with customers and suppliers that include limited intellectual property indemnifications that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party intellectual property claims arising from these transactions. The nature of the intellectual property indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to its customers and suppliers. Historically, the Company has not made any significant indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

      The Company records a liability based on its assessment of current warranty claims outstanding and historical experience. The Company accrues for known warranty and indemnification issues if a loss is probable and can be reasonably estimated. As at September 26, 2008, the warranty accrual was $Nil (March 28, 2008 - $0.2).

10.   Commitments and Contingencies

      The Company had letters of credit outstanding as at September 26, 2008 of $1.4 (March 28, 2008 - $1.5), related to the Company's Supplementary Executive Retirement Plan ("SERP"). These letters of credit expire within four months.

      In addition, the Company has pledged $15.5 (103.1 million Swedish krona) as security toward the Swedish pension liability of $18.2. This amount has been presented as restricted cash and cash equivalents.

      The Company is a defendant in a number of lawsuits and party to a number of other claims or potential claims that have arisen in the normal course of its business. The Company recognizes a provision for estimated loss contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In the opinion of the Company, any monetary liabilities or financial impacts of such lawsuits and claims or potential claims that exceed the amounts already recognized would not be material to the consolidated financial position of the Company or the consolidated results of its operations.

      The Company has recorded provisions for income taxes and valuation allowances related to its estimate of tax expenses and recoveries. Certain taxation years are still subject to audit by authorities in various jurisdictions, which could result in adjustments to the Company's tax provisions. Such adjustments could have a material impact on the consolidated financial position of the Company or the consolidated results of its operations.

      During the second quarter of Fiscal 2009, several uncertain income tax provisions as recorded under FIN 48 changed. As a result, the contractual obligations for income tax contingency payments of $7.5 as reported at March 28, 2008 changed and the revised obligation as at September 26, 2008 is as follows:

                                                                            Payments Due by Period
                                               ------------------------------------------------------------------------------
                                                               Less than                                            More than
                                                 Total           1 year         1 - 3 years        4 - 5 years       5 years
                                               ---------       ---------         ---------          ---------       ---------
      Income tax contingency
        payments                                     4.6             3.7                --                 --             0.9
                                               ---------       ---------         ---------          ---------       ---------
                                               $     4.6       $     3.7         $      --          $      --       $     0.9
                                               =========       =========         =========          =========       =========

11.   Redeemable preferred shares

      During the three and six months ended September 26, 2008, the Company purchased 22,400 and 48,800 preferred shares, and cancelled 22,400 and 48,800 preferred shares, respectively. In the same periods a year ago the Company purchased 22,400 and 67,200 preferred shares, respectively and cancelled nil and 67,200, respectively.

      During the second quarter of Fiscal 2009, the Company declared and paid dividends on its redeemable preferred shares of $0.6, resulting in a cumulative dividend of $1.1 for the first half of Fiscal 2009. In the second quarter of Fiscal 2008 the Company paid dividends of $0.6, resulting in a cumulative dividend of $1.2 in the first half of Fiscal 2008. This was based on first and second quarter dividends of $0.49 (Cdn $0.50), and $0.48 (Cdn $0.50) per share, respectively. See also note 3 for fair value disclosure.

12.   Capital stock

      a) The Company has neither declared nor paid any dividends on its common shares.

      b)    A summary of the Company's stock option activity is as follows:

                                                        Six Months Ended
                                                 ------------------------------
                                                  Sept. 26,          Sept. 28,
                                                    2008                2007
                                                 -----------        -----------
      Outstanding Options:
        Balance, beginning of period              12,390,625         10,255,877
        Granted                                      290,000          1,490,000
        Exercised                                         --             (2,499)
        Forfeited and expired                       (650,044)          (256,244)
                                                 -----------        -----------
        Balance, end of period                    12,030,581         11,487,134
                                                 ===========        ===========

      As at  September  26,  2008,  there  were  2,431,732  (March  28,  2008  -
      2,071,688) options available for grant under the stock option plan approved by the Company's shareholders on December 7, 2001. The exercise price is calculated in accordance with the plan requirements as the average market price for the five trading days preceding the date of the grant. The exercise price of outstanding stock options ranges from $0.82 to $6.45 per share with exercise periods extending to July 2014. The exercise price of stock options issued in Canadian dollars was translated at the period-end U.S. dollar exchange rate.

      c) The net income (loss) per common share figures were calculated based on the net income (loss) after the deduction of preferred share dividends and premiums on the repurchase of preferred shares, and using the weighted average number of shares outstanding during the respective periods. Diluted earnings per share is computed in accordance with the treasury stock method based on the average number of common shares and dilutive common share equivalents.

      Net income (loss) attributable to common shareholders is computed as follows:

                                                                           Three Months Ended              Six Months Ended
                                                                        ------------------------       -------------------------
                                                                        Sept. 26,      Sept. 28,       Sept. 26,       Sept. 28,
                                                                          2008           2007             2008           2007
                                                                        ---------      ---------       ---------       ---------
      Net income (loss), as reported                                      $ 7.2          $(15.9)         $ 8.3          $(20.9)
         Dividends on preferred shares                                     (0.6)          (0.6)           (1.1)          (1.2)
         Premiums on repurchase of preferred shares                        (0.1)          (0.2)           (0.3)          (0.7)
                                                                          -----          -----           -----          -----
      Net income (loss) attributable to common
         shareholders                                                     $ 6.5          $(16.7)         $ 6.9          $(22.8)
                                                                          -----          -----           -----          -----
         Interest expense on convertible debt after tax                     0.8             --             1.5             --
         Issue costs on convertible debt
         after tax                                                          0.1             --             0.3             --
                                                                          -----          -----           -----          -----
      Net income (loss) attributable to common
         shareholders on a fully diluted basis                            $ 7.4          $(16.7)         $ 8.7          $(22.8)
                                                                          =====          =====           =====          =====

      The following table summarizes the common shares and dilutive common share equivalents used in the computation of the Company's basic and diluted net income per common share. Net income per common share is computed using the weighted-average common shares outstanding assuming dilution. Net loss per common share is computed using the weighted-average number of common shares and excludes the dilutive effect of stock options, as their effect is anti-dilutive. For the three and six months ended September 26, 2008, there were no stock options included in the computation of diluted earnings per share because they were anti-dilutive due to the average share price for the period being less than the exercise price of all the options.

                                                                        Three Months Ended                    Six Months Ended
                                                                   -----------------------------       -----------------------------
                                                                    Sept. 26,         Sept. 28,         Sept. 26,         Sept. 28,
                                                                      2008              2007              2008              2007
                                                                   -----------       -----------       -----------       -----------
      Weighted average common shares outstanding                   125,579,968       127,345,682       126,412,380       127,345,682
      Dilutive effect of stock options                                      --                --                --                --
      Dilutive effect of convertible debt                           32,142,857                --        32,142,857                --
                                                                   -----------       -----------       -----------       -----------
      Weighted average common shares outstanding,
         assuming dilution                                         157,722,825       127,345,682       158,555,237       127,345,682
                                                                   ===========       ===========       ===========       ===========

      The following stock options were excluded from the computation of common share equivalents because the options were anti-dilutive based on the treasury stock method:

                                                           Three Months Ended                    Six Months Ended
                                                       ----------------------------        ----------------------------
                                                       Sept. 26,          Sept. 28,        Sept. 26,          Sept. 28,
                                                          2008              2007              2008              2007
                                                       ----------        ----------        ----------        ----------
Number of outstanding options                          12,030,581        11,487,134        12,030,581        10,002,134

Average exercise price per share                       $     2.31        $     3.61        $     2.31        $     3.95

      For the six month period ended September 28, 2007, an additional 1,485,000 options were excluded from the computation of diluted earnings per share as a result of the net loss for the period, even though the treasury stock method would have included them.

      The  following  common  share   equivalents   relating  to  the  Company's
      convertible debentures were excluded from the computation of diluted income (loss) per share because they were anti-dilutive:

                                                                Three Months Ended             Six Months Ended
                                                             -------------------------      ---------------------
                                                             Sept. 26,       Sept. 28,      Sept. 26,   Sept. 28,
                                                               2008            2007           2008        2007
                                                             ---------      ----------      ---------  ----------
      Number of common share equivalents upon
        conversion of debentures                                   --       32,142,857           --    32,142,857

      Conversion price per share                               $   --       $     2.32       $   --    $     2.32

      The conversion price per share was translated at the average foreign exchange rate as it relates to activity during the quarter.

      d)    Share repurchase program

      The share repurchases made in Fiscal 2009 were made on the Toronto Stock Exchange as part of a normal course issuer bid ("NCIB"). In the three and six months-ended September 26, 2008, 1,020,000 and 1,920,000 shares, with an aggregate purchase price of $1.0 and $1.8, were repurchased and cancelled, respectively. The current share buy-back program allows the Company to purchase up to 12,272,384, of the issued and outstanding shares of the Company during a twelve month period starting on May 26, 2008. The NCIB does not commit the Company to make any share repurchases. Purchases can be made on the Toronto Stock Exchange at prevailing open market prices and paid out of general corporate funds. The Corporation cancels all shares repurchased under the share repurchase program.

      Details of the share repurchases are as follows:

                                           Three Months Ended   Six Months Ended
                                           ------------------   ----------------
                                             Sept. 26, 2008      Sept. 26, 2008
                                           ------------------   ----------------
      Number of shares                          1,020,000           1,920,000
      Aggregate purchase price                 $      1.0          $      1.8
      Weighted-average cost per share          $     0.92          $     0.93

      The difference between the average carrying value and the amount paid to acquire the shares has been recorded to additional paid-in capital.

13.   Stock-based compensation

      Effective April 1, 2006, the Company adopted FAS 123R, Share-Based Payment. FAS 123R requires that stock-based awards to employees be recorded at fair value. The fair value of the Company's stock-based awards to employees was estimated using the Black-Scholes-Merton option pricing model. This model considers, among other factors, share prices, option prices, share price volatility, the risk-free interest rate, and expected option lives. In addition, FAS 123R requires that the Company estimate the number of stock options that will be forfeited. Expected share price volatility is estimated using historical data on volatility of the Company's stock. Expected option lives and forfeiture rates are estimated using historical data on employee exercise patterns. The risk-free interest rate is based on the yield of government bonds at the time of calculating the expense and for the period of the expected option life.

      Stock compensation expense is also recorded in circumstances where the terms of a previously fixed stock option were modified. Previous stock option modifications have included the extension of option lives for terminated employees and changes in vesting periods. The estimated fair value of the options is amortized to expense over the requisite service period of the awards.

      Stock compensation expense has been recorded as follows:

                                                                     Three Months Ended                     Six Months Ended
                                                                ----------------------------          ----------------------------
                                                                Sept. 26,          Sept. 28,          Sept. 26,          Sept. 28,
                                                                  2008               2007               2008               2007
                                                                ---------          ---------          ---------          ---------
      Selling and administrative                                  $0.4               $0.4               $0.8               $0.8
      Research and development                                      --                 --                0.1                0.1
      Cost of revenue                                              0.1                0.1                0.1                0.1
                                                                  ----               ----               ----               ----
                                                                  $0.5               $0.5               $1.0               $1.0
                                                                  ====               ====               ====               ====

      The estimated fair value of the options is amortized to expense over the options' vesting period on a straight-line basis.

      Stock compensation expense has been determined using the Black-Scholes-Merton option pricing model with the following weighted-average assumptions for the three and six month periods ended September 26, 2008, and September 28, 2007:

                                                                     Three Months Ended                     Six Months Ended
                                                                ----------------------------          ----------------------------
                                                                Sept. 26,          Sept. 28,          Sept. 26,          Sept. 28,
                                                                  2008               2007               2008               2007
                                                                ---------          ---------          ---------          ---------
      Risk free interest rate                                       3.12%              4.19%              3.15%              4.19%
      Dividend yield                                                  Nil                Nil                Nil                Nil
      Volatility factor of the expected
         market price of the
         Company's common stock                                     44.6%              42.1%              44.6%              42.1%
      Weighted-average expected life
         of the options                                         4.6 years          4.5 years          4.6 years          4.5 years

      Using the Black-Scholes-Merton option-pricing model, the weighted-average fair value of the stock options granted during the period for the three and six month periods ending September 26, 2008 was $0.37 and $0.37, respectively, as compared to $0.66 and $0.66 for the same periods last year.

14.   Government assistance

      The Company accounts for government grants by recognizing the benefit as a reduction in the related expense in the period incurred when there is reasonable assurance that the grant will be received.

      During Fiscal 2007, the Company entered into an agreement with the Government of Canada through Technology Partnerships Canada ("TPC"), which will provide partial funding for one of the Company's research and development projects. This agreement will provide funding for reimbursement of up to $7.0 ($7.2 million Cdn) of eligible expenditures. During the three and six month periods ended September 26, 2008, the Company's research and development expenses were reduced by $0.7 and $1.2, respectively, related to this agreement. During the three and six month periods ended September 28, 2007, the Company's research and development expenses were reduced by $0.6 and $1.2, respectively, related to this agreement. The TPC grant is repayable in the form of royalties of 2.61% on certain of the Company's revenues. Royalties are owing for the period from Fiscal 2007 to Fiscal 2016. If at the end of Fiscal 2016, the royalties meet or exceed $13.7 ($14.2 million Cdn), the royalty period ceases. Otherwise, the royalty period will continue until cumulative royalties paid equal $13.7 ($14.2 million Cdn) or until the end of Fiscal 2019, whichever is earlier. Royalty expense will be accrued in the period in which the related sales are recognized. As at September 26, 2008, accrued royalties related to this agreement were $0.1 (March 28, 2008 - $0.1).

      As part of our research and development activities in the U.K and Europe, the Company enters into research grant agreements with the U.K government and the European Union. The agreements in place in the current year are for periods between 2-5 years in length and have a combined total allowable claim of $1.3. For the three and six month periods ending September 26, 2008, the Company has reduced is R&D expenditures by $0.1 and $0.2, respectively, related to these agreements. This compares to $0.1 and $0.2 for the same periods in Fiscal 2008.

15.   Income taxes

      An income tax recovery of $2.4 was recorded for the second quarter of Fiscal 2009 which included $1.7 related to the closure of tax audits and $0.9 related to current recoveries. This was partially offset by deferred taxes of $0.2. In the corresponding period in Fiscal 2008 the Company had an income tax expense of $0.2. The expense in the second quarter of Fiscal 2008 related primarily to the utilization of $0.3 of deferred tax assets acquired with Legerity, which was offset by a reduction of $0.5 in valuation allowance in one of the Company's foreign subsidiaries. Current tax expenses in the second quarter of the previous year also included $0.4 relating to the Company's foreign operations and FIN 48 accrued interest.

      The Company recorded a $2.5 tax recovery for the six months ended September 26, 2008 compared to $0.2 income tax expense for the six months ended September 28, 2007. The 2009 Fiscal year recovery relates to $2.0 in tax recoveries resulting from closures of tax audits. The recovery also includes $0.7 of current tax recoveries net of $0.2 of deferred tax expense. The expense for first half of Fiscal 2008 is consistent with the discussion above.

      The Company establishes a valuation allowance against deferred tax assets when management has determined that it is more likely than not that some or all of its deferred tax assets may not be realized. Based on historical taxable income and uncertainties relating to future taxable income over the periods in which the deferred tax assets are deductible, the Company has established a valuation allowance of $236.1 as at September 26, 2008 (March 28, 2008 - $240.0). In Fiscal 2009, the Company will be required to comply with the Ontario-Federal tax harmonization legislation which was previously enacted. As a result of this legislation, the Company is required to harmonize its Canadian provincial tax attributes with its Canadian federal tax attributes. As a result, its domestic valuation allowance increased by approximately $8.0 during the first half of this year. The remainder of the change relates to movements in temporary timing differences, the utilization of losses in certain foreign jurisdictions and differences relating to changes in the foreign exchange rates between the Company's local tax reporting currencies and functional currency.

      The Company closed outstanding audits with various governments including Canada and the UK. The settlement of the related uncertain tax positions ("UTPs") during Fiscal 2009 resulted in both tax payments and the derecognition of UTPs. The Company continues to pursue the closure of audit issues in Germany. Based on the information currently available, the Company expects that its unrecognized tax benefits will decrease by approximately $3.7 million in the next twelve months based on expected settlements of outstanding issues for open tax years. During the quarter the Company derecognized $1.7 of UTPs previously recorded.

16.   Pension Plans

      The Company has defined benefit pension plans in Sweden and Germany.

      As at September 26, 2008, the Swedish pension liability was $18.2 and comprised of $15.2 (101.0 million Swedish krona) as determined by the Pension Registration Institute, and an additional minimum pension liability of $3.0 as determined under the U.S. GAAP provisions of FAS 87, Employers' Accounting for Pensions. The pension plan is unfunded; however as at September 26, 2008, $15.5 in restricted cash and cash equivalents have been pledged to secure the Swedish pension liability.

      As at September 26, 2008, the German pension liability of $6.3 (4.3 million euros) was insured with the Swiss Life Insurance Company. These insurance contracts valued at $6.6 are recorded as a plan asset, and have been shown net of the pension liability. As the plan asset relates to insurance contracts, the Company does not control the investment strategy and thus cannot influence the return on investments.

      The Company also has an unfunded pension liability of $0.3 in the U.K. related to amounts owing to a former employee of the Company.

      At the end of the second quarter of Fiscal 2009, the Company had net total pension liabilities of $18.2, of which $17.8 is included in pension liabilities; $0.7 as current liabilities, included in employee-related payables; and $0.3 as a pension assets, included in other assets.

      Net pension expense for the defined benefit plans was as follows:

                                                                     Three Months Ended                     Six Months Ended
                                                                ----------------------------          ----------------------------
                                                                Sept. 26,          Sept. 28,          Sept. 26,          Sept. 28,
                                                                  2008               2007               2008               2007
                                                                ---------          ---------          ---------          ---------
      Interest costs                                              $ 0.3               $0.2              $ 0.6              $ 0.4
      Expected return on assets                                    (0.1)                --               (0.2)              (0.1)
                                                                  -----               ----              -----              -----
      Net pension expense                                         $ 0.2               $0.2              $ 0.4              $ 0.3
                                                                  =====               ====              =====              =====

      As of September 26, 2008, the Company made contributions to these pensions plans of $Nil (2008, $0.3).

17.   Supplementary cash flow information

      The following table summarizes the Company's other non-cash changes in operating activities:

                                                                     Three Months Ended                     Six Months Ended
                                                                ----------------------------          ----------------------------
                                                                Sept. 26,          Sept. 28,          Sept. 26,          Sept. 28,
                                                                  2008               2007               2008               2007
                                                                ---------          ---------          ---------          ---------
         Gain on disposal of land                                 $  --              $  --              $(0.9)             $  --
         Gain on sale of Mitel investment                            --              (12.9)                --              (12.9)
         In-process R&D                                              --               20.3                 --               20.3
         Amortization of debt issue costs                           0.2                0.1                0.4                0.1
         Non-cash foreign exchange                                 (1.1)               0.2               (0.7)               0.2
         Change in pension liabilities                               --                0.5                 --                0.7
         Other                                                       --                2.7                 --                2.5
                                                                  -----              -----              -----              -----
      Other non-cash changes in operating
         activities                                               $(0.9)             $10.9              $(1.2)             $10.9
                                                                  =====              =====              =====              =====

18.   Subsequent Event

      On October 23, 2008, the Toronto Stock Exchange ("TSX") accepted the Company's notice of intention ("Notice") to make a normal course issuer bid ("NCIB") permitting the Company to purchase for cancellation up to $7.8 million Cdn in aggregate principal amount of its 6% convertible unsecured subordinated debentures, being 10% of its public float of $78.7 million Cdn in aggregate principal amount of convertible debentures as of October 22, 2008. The Company plans to make the purchases of convertible debentures under the NCIB using available cash during a 12-month period from October 27, 2008 to October 26, 2009. The Company currently has convertible debentures with a total face value of $76.2 ($78.8 million Cdn) outstanding. The timing and exact number of convertible debentures purchased under the NCIB will be at Zarlink's discretion, will depend on market conditions, and may be suspended or discontinued at any time. All convertible debentures purchased by Zarlink under the NCIB will be cancelled.

      Purchases under the NCIB will be made at the prevailing market price through the facilities of the TSX. The average daily trading volume of the convertible debentures over the last six complete calendar months was $67,509 Cdn in aggregate principal amount ("ADTV") Under the TSX rules, Zarlink may purchase up to 25% of the ADTV (or $16,877 Cdn in aggregate principal amount of convertible debentures) per trading day, subject to the weekly purchase exception.

      To the knowledge of the Company, after reasonable inquiry, no director, senior officer or any of their associates, or any person acting jointly or in concert with the Company, intends to sell convertible debentures under the NCIB. Any holder of securities of the Company may obtain a copy of the Notice without charge by contacting the Corporate Secretary (tel:
      613-592-0200)

19.   Comparative figures

      Certain of the Fiscal 2008 comparative figures have been reclassified so as to conform to the presentation adopted in Fiscal 2009. The Company reclassified $0.2 in Fiscal 2008 from decrease in restricted cash to Non-cash foreign exchange on the statement of cash flows.